Exhibit 5.1

	Silicon Valley, CA Office 101 Church Street, Suite #22 Los Gatos, CA 95030 (408) 560-9606 (408) 583-4180 (fax	Other Offices Reno, NV
www.newventureattorneys.com

March 2, 2021

Vstock Transfer, LLC

71 Spruce Street

Suite 201

Cedarhurst, NY 11516

Re: Securities Act Section 4(a)(1) Opinion

Ladies and Gentlemen:

This letter is in response to the request that I express my opinion as to whether Adar Bays, LLC (“Shareholder”) may resell, up to 258,093,584 shares of common stock (the “Shares”), of Blue Water Global Group, Inc, a Colorado corporation (the “Company”), without restriction of registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to an exemption from registration as set forth in Section 4(a)(1) of the of the Securities Act of 1933, as amended. The Shares are to be issued pursuant to a $50,000 convertible note issued by the Company to the Shareholder on December 22, 2014. This letter is intended to be relied on by the Company, its registrar and transfer agent, the Shareholder, and the Shareholder’s Broker-Dealer in registering issuance and transfer of the Shares without restriction in accordance with the conditions set forth herein.

Facts and Assumptions

In connection with rendering this opinion, I have investigated such matters and examined such documents as I have deemed necessary. In examining the documents, I have assumed the genuineness of signatures (both manual and conformed), the authenticity of documents submitted as originals, the conformity with originals of all documents furnished as copies, and the correctness of the facts set forth in such documents. Nothing came to my attention during the course of my investigation that led me to conclude that any such documents were not genuine or authentic of that the facts set forth therein were not true. Any opinion expressed herein relates only to the Stock and should not be relied on by any other person or in connection with any other transaction.

This opinion is expressed solely on the facts and assumptions set forth herein and is specifically limited to the investigation and examinations stated and such other investigation as I deemed necessary. After such investigation I know of no facts which lead me to conclude that any opinion set forth below is not correct.

Pursuant to this engagement, I have examined the following specific documents or have received the following representations:

A representation letter from the Shareholder, that the Shareholder is not an affiliate of the Company and had not been for the 90 days prior to the date of this opinion, and that the Shareholder has a present intention to sell the Shares in a reasonable period of time;

The Company’s filings on the SEC and OTC Markets database, including its most recent filings; and

Confirmation that the Company has 3,130,782,693 shares of common stock issued and outstanding, including the Shares.

Based on the foregoing, I find that:

A)	The Shareholder acquired the rights to the Shares, which are deemed to be issued more than two (2) years ago to a non-affiliate (as the term is defined in Rule 144 promulgated under the Securities Act), for good and valuable consideration;

B)	The Shareholder is not an officer, director, 10%+ shareholder or otherwise an affiliate of the Company; and

C)	The Shares proposed to be sold by the Shareholder constitute less than 5% of the issued and outstanding shares of the Company.

Discussion

Section 3(a)(9)

The analysis supporting the removal of the legend is as follows: Section 3(a)(9) of the Securities Act of 1933, as amended, permits the exchange of debt securities for those of equity securities issued by the same issuer, provided that the four requirements of Section 3(a)(9) are met. Those requirements are (i) same issuer- the securities being exchanged must be the same as the issuer of the new securities, (ii) no additional consideration from the security holder, (iii) offer only to security holders and (iv) no remuneration for solicitation. In the present case, all four criteria are met. The Company is the same issuer for both the debt security being surrendered and the common stock being issued in exchange. The Shareholder, is not being asked to part with anything of value besides the outstanding securities. This exchange offer is a private exchange offer limit to certain existing security holders and there was no commission or remuneration paid in connection with this.

Section 4(a)(1)

Section 4(a)(1) of the Securities Act provides an exemption from the requirements of the filing of a registration statement set forth in Section 5 of the Securities Act, if the proposed sales are “by a person other than the issuer, underwriter, or dealer.” Section 4(a)(1), Securities Act. The Shareholder is not a dealer, and the Shareholder has represented, and I have confirmed based upon the representations made to me, that the Shareholder is not a control person of the Company. Therefore, the focus for purposes of this opinion is on the term “underwriter.” As set forth in the Preliminary Notes to Rule 144, the term “underwriter” is broadly defined in Section 2(a)(11) of the Securities Act to mean any person who has purchased from the issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates, or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”

In order to determine whether the original purchase of securities by a non-affiliate was made with a “a view to....distribution” or “for an issuer in connection with the distribution of any security” or in “direct or indirect participation in any such undertaking,” the SEC as well as courts have looked, for purposes of determining underwriter status, primarily at the amount of time that the shares have been held by the purchaser in order to determine investment intent.

The SEC has stated that “the basic purpose of holding period...is to provide a useful, simple test of probable underwriter status- that is, whether the original purpose was made for purposes of investment as opposed to distribution.” SEC Release No. 6286. In enacting Section 4(a)(1), the Congressional comments state that §4(1) exemption is meant to distinguish “between distribution of securities and trading in securities.” L. Loss & J Sligman, 2 Securities Regulation 627 (3d ed. 1989)(quoting H.R. Rep No. 85, 73dCong., 1st Sess. 15 (1933)). See also Holschuh, 694 F 2d at 137-138 (the 1933 Act “was created to exempt routine trading transactions with respect to securities already issued and not to exempt distributions by issuers or acts of others who engage in steps necessary to such distributions”).

The statuary definition of “underwriter” is not found in Section 4, but rather in Section 2 (11) of the Exchange Act: “The term ‘underwriter’ means any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security.” The congressional intent in defining “underwriter” was to cover all persons who might operate as conduits for the transfer of securities to the public. T. Hazen, The Law of Securities Regulation § 4.24, at 141 (1985) (quoting H.R. Rep. No 85, 73d Cong., 1st Sess. 13-14 (1933)). Thus, “underwriter” is generally defined in close connection with the definition and meaning of “distribution.” See Eugene England, 663 F.2d at 989 (“An underwriter is one who has purchased stock from the issuer with an intent to resell to the public.”); Ingenito v. Bermec Corp., 441 F. Supp.525, 535 (S.D.N.Y. 1977) (“It is apparent that to be an underwriter within the meaning of the ’33 Act, one must participate, in some manner in the distribution of the securities to the public.”) The term “underwriter” thus focuses on “distribution.” Given the statutory definition of “underwriter,” the exemption should be available if (1) the acquisition of the securities was not made “with a view to” distribution; or (2) the sale was not made “for an issuer in connection with” a distribution. See 15 U.S.C § 77b(11)(1988); ABA Report, The Section “4(11/2)” Phenomenon: Private Resales of “Restricted” Securities, 34 Bus. Law 1961, 1975 (July 1979); Hazen, The Law of Securities Regulation at § 4.23, at 138. Relevant to both inquiries are whether the securities have come to rest in the hands of the security holder and whether the sale involves a public offering.

The inquiry depends on the distinction between a distribution and mere trading. If the shareholder initially acquired his shares from the issuer with an investment purpose and not for the purpose of reselling them, the acquisition was not made “with a view to” distribution. While this determination would at first seem to be a fact-specific inquiry into the security holder’s subjective intent at the time of acquisition, the courts have considered the more objective criterion of whether the securities have come to rest. That is, the courts look to whether the security holder has held the securities long enough to negate any inference that is intention at the time of acquisition was to distribute them to the public. Many courts have accepted a two-year rule of thumb to determine whether the securities have come to rest. See United States V. Sherwood, 175 F. Supp. 480, 483 (S.D.N.Y. 1959) (“the passage of two years before the commencement of distribution of any of these shares is an insuperable obstacle to my finding that Sherwood took these shares with a view to distribution thereof.”).

The main issue in the present case is whether the Shareholder has held the shares for the requisite period of at least two (2) years, which is evidenced by the fact that the Shareholder acquired the convertible note which gave rise to the shares from the Company no later than December 22, 2014.

Accordingly, based on the information presented, it is my opinion that the Shareholder has constructively held the subject Shares, in excess of two (2) years.

In addition to meeting the time holding requirements, the Shareholder meets each of the remaining conditions above, as set forth in this opinion, provided that the Shares are sold by a Broker-Dealer, as required by the conditions of this opinion and other than the filing Form 144, which the Shareholder is not permitted to do, as Form 144 is a Notice of Proposed Sale Under Rule 144. In addition, I find no need to file notice of sale with the SEC, as there is not alternative notice form available from the SEC, and such notice does not affect whether the Shareholder qualifies as an underwriter.

Dealer Matters

Section 3(a)(5)(A) of the Exchange Act defines dealer as “any person engaged in the business of buying and selling securities...for such person’s own account through a broker or otherwise.” Section 3(a)(5)(B) of the Exchange Act explicitly excludes from the “dealer” definition “a person that buys or sells securities...for such person’s own account, either individually or in a fiduciary capacity, but not as a part of a regular business.” Hence, whether a person is a “dealer” turns on two factual questions: (i) whether a person is “buying and selling securities for its own account,” and (ii) whether a person is engaged in that activity “as part of a regular business.”

To be a dealer, a person has to both buy and sell securities. In a proposed release, the SEC had indicated that a dealer purchases and sells securities in principal transactions where it either buys securities from customers and takes them into its own inventory or sells securities to customers from its own inventory.

In our view, the key issue is to distinguish what is generally considered the traditional activities of a dealer from the activities of an investor particularly in light of the breadth of the definition of a “dealer.” Unfortunately, we have not been able to find a great deal of guidance from the SEC on this point.

In a letter from Susan Walters, Office of Chief Counsel, she indicated that a dealer must buy and sell or be willing to buy and sell, contemporaneously. This approach is necessary to distinguish dealers from investors who buy and sell a security for investment purposes, but sometimes hold the position for only a short amount of time.

In the Davenport Management, Inc., April 13, 1993 no action letter, the SEC granted no action relief to a partnership which made equity and equity-related investments in middle market companies and which had taken an active role in the affairs of each investee company. The SEC did indicate that the partnership’s purchases of securities “will in most cases put the partnership in a position to exercise significant influence over the management and operations of the companies...and that all of the partnership’s investments will be made with a view toward long term appreciation rather than immediate resale.” The SEC distinguished the activities of the partnership from the typical activities of a dealer in that the partnership will not (1) act as a underwriter or participate in a selling group in any distribution of securities; (2) carry a dealer inventory in securities; (3) quote a market in any security; (4) advertise or otherwise hold itself out to the public as a dealer, or as being willing to buy or sell any security on a continuous basis; (5) render any investment advice; (6) extend or arrange for the extension of credit on securities; or (7) lend any securities.

In the Burton Securities, SEC No-Action Letter (December 5, 1977) the SEC distinguished a dealer from a trader or other investor and stated that “a person who buys and sells securities for his own account in the capacity of a trader generally “is not considered to be engaged in the business of buying and selling securities and, consequently, would not be deemed a dealer under the Exchange Act.”

In the October 1, 1998 written testimony of Richard Lindsey, then Director of the SEC, before the House Committee on Banking and Financial Services Concerning Hedge Fund Activities in the U.S. Financial Markets, expanded on the distinction between trader and dealer. He indicated that “Hedge funds typically claim an exclusion from registration as securities dealers under Section 15(a) of the Securities Exchange of 1934 based on the “trader” exception to the definition of “dealer.” In general, a trader is an entity that trades securities solely for its own investment account and does not carry on a public securities business. On the other hand, a dealer buys and sells securities as part of a regular business, deals directly with public investors, engages in market intermediary activities, and may provide other services to investors.”

These authorities inform us that under and reasonable assessment of the facts of the instant case, the Shareholder is not a dealer.

Conclusion

Based on my examination of the above-described documents and relevant law and subject to the limitations expressed herein, I am of the opinion that the Shareholder is not an issuer, underwriter or dealer, and by complying with the restrictions of this opinion, shall meet the “substantial burden” set forth by the SEC regarding reliance on a sales exemption outside of Rule 144, and may avail himself of the protection of Section 4(a)(1) of the Securities Act.

Accordingly, I am further of the opinion that the Shares may be issued without restrictive legend. The Shareholder may sell the common shares and such sale by the Shareholder will be exempt from the registration requirements of the Securities Act pursuant to the exemption therefor set forth in Section 4(a)(1). This opinion is given only with respect to a specific transaction in the Shares to which this opinion relates as set forth above and may not be relied on by any other person holding securities, whether in the Company or in any other corporation. The Company, its transfer agent, the Broker-Dealer and the Shareholder may rely on this opinion in having the legend removed from the Shares. No other use of this opinion is authorized without written consent of the undersigned.

Very Truly Yours,

/s/ Tomer Tal

New Venture Attorneys, P.C
By: Tomer Tal, Esq.